Exhibit 99.1

ASX/NASDAQ Announcement

12 February 2026

2026 Extraordinary General Meeting Results

In accordance with ASX Listing Rule 3.13.2 and Section 251AA of the Corporations Act 2001 Immuron Limited (ASX: IMC; NASDAQ: IMRN or the Company) advises that the shareholders of the Company passed all resolutions in the Notice of Meeting at the 2026 Extraordinary General Meeting held earlier today.

All resolutions put to the meeting were carried by way of a poll. All resolutions were carried. Details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

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This release has been authorised by the Directors of Immuron Limited.

Further information

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper- immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

Sign up to Immuron’s Investor Hub: Here

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Immuron Limited

General Meeting

Thursday, 12 February 2026

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result	If s250U
										applies
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1. Ratification of prior issue of shares – Listing Rule 7.1	Ordinary	12,210,847 57.11%	7,942,172 37.15%	1,226,929 5.74%	53,800	14,090,685 63.95%	7,942,172 36.05%	53,800	Carried	NA
2. Ratification of prior issue of shares – Listing Rule 7.1A	Ordinary	12,210,847 57.11%	7,942,172 37.15%	1,226,929 5.74%	53,800	14,090,685 63.95%	7,942,172 36.05%	53,800	Carried	NA

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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